

February 11, 2014

Via E-mail
Thomas C. Stabley
Chief Executive Officer
Rex Energy Corporation
366 Walker Drive
State College, PA 16801

> **Re:** **Rex Energy Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed March 14, 2013**
> **File No. 001-33610**

Dear Mr. Stabley:

We have reviewed your response letter dated January 9, 2014 as well as your filing and have the following additional comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Exhibit 99.1

1. We note from your response to comment 11 in our letter dated December 30, 2013, the 28 proved undeveloped locations, with negative present worth discounted at 10 percent as of December 31, 2012, appear to comprise a material portion of your total proved reserves as calculated in your response. We also note the 51.4 Bcf of natural gas attributable to these locations appears to be significant relative to your total proved undeveloped reserves of 360.1 Bcfe, as disclosed on page 39 of the 2012 Form 10-K. Pursuant to the requirements in FASB ASC paragraph 932-235-50-10, please expand your disclosure regarding such locations in your annual filing on Form 10-K.

Closing Comments

       You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706, or Brad Skinner, Senior Assistant Chief Accountant, at (202) 551-3489, if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202) 551- 3699, with questions about engineering comments. Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or me, at (202) 551-3740, with any other questions.

                        Sincerely,

                        /s/ Brad Skinner for

                        H. Roger Schwall
                        Assistant Director